[redacted]

SEC 09058769 IISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53006

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Veritrust Financial, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3755 South Capital of Texas Hwy, Suite 130
(No. and Street)

Austin	Texas	78704
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edgar Brown (512) 448-0647 x. 104
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Padgett, Stratemann & Co., L.L.P.
(Name – *if individual, state last, first, middle name*)

515 Congress Avenue, Suite 1212	Austin	Texas	78701
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 26 2009
Washington, DC
111

[redacted]
Washington, DC
111

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Edgar A. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Veritrust Financial, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CATHY D HOLLOWAY
My Commission Expires
February 1, 2011

NOTARY PUBLIC STATE OF TEXAS

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Veritrust Financial, L.L.C.

Financial Statements
With Supplemental Information
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
and
Independent Auditors' Report

For the Years Ended December 31, 2008 and 2007

Veritrust Financial, L.L.C.

Table of Contents

	Page
Independent Auditors' Report	1
Financial Statements	
Statements of Financial Condition	2
Statements of Income	3
Statements of Changes in Members' Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6-11
Supplemental Information	
Independent Auditor's Report on Supplemental Information Required by Rule 17a-5 of the Securities and Exchange Commission	12
Computation of Net Capital, Aggregate Indebtedness and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	13
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	14
Report on Internal Control Structure	
Independent Auditors' Report on Internal Control Structure Required by SEC Rule17a-5	15-16

PS&Co.

Padgett Stratemann & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

Independent Auditors' Report

Managers and Members of
Veritrust Financial, L.L.C.
Austin, Texas

We have audited the accompanying statements of financial condition of Veritrust Financial, L.L.C. (the "Company") as of December 31, 2008 and 2007, and the related statements of income, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Padgett, Stratemann & Co., L.L.P.

February 11, 2009
Austin, Texas

Financial Statements

Veritrust Financial, L.L.C.

Statements of Financial Condition

December 31, 2008 and 2007

ASSETS

	2008	2007
Cash and cash equivalents (including restricted amounts of $25,000 for 2008 and 2007)	$ 416,605	$ 890,539
Investment	-	79,810
Prepaid expenses	24,491	39,000
Receivable from clearing organizations	433,621	610,649
Other current assets	75	1,303
Fixed assets, net of accumulated depreciation	10,451	12,770
Intangibles, net of accumulated amortization	762,610	497,964
TOTAL ASSETS	$ 1,647,853	$ 2,132,035

LIABILITIES AND MEMBERS' EQUITY

	2008	2007
LIABILITIES		
Accounts payable	$ -	$ 50,187
Accrued expenses	341,068	537,294
Total Liabilities	341,068	587,481
MEMBERS' EQUITY		
Members' contributed equity	5,316,500	5,616,500
Retained deficit	(4,009,715)	(4,071,946)
Total Members' Equity	1,306,785	1,544,554
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,647,853	$ 2,132,035

Notes to financial statements form an integral part of these statements

Veritrust Financial, L.L.C.

Statements of Income

For the Years Ended December 31, 2008 and 2007

	2008	2007
REVENUE		
Commission income	$ 5,833,554	$ 7,223,020
Service income	25,640	17,640
Other income	9,271	13,842
Total Revenue	5,868,465	7,254,502
EXPENSES		
Commission expense	4,686,891	5,738,767
General and administrative	175,595	171,382
Salaries and related costs	699,600	733,801
Licenses and permits	76,478	38,919
Consulting	3,074	5,317
Marketing and advertising	-	306
Depreciation and amortization	11,750	33,433
Professional	21,010	18,139
Rent	92,113	90,874
Travel and entertainment	13,258	10,915
Total Expenses	5,779,769	6,841,853
Operating Income	88,696	412,649
OTHER EXPENSE		
Litigation settlements and related legal costs	(26,465)	(91,021)
Other expense	-	(25,000)
Total Other Expense	(26,465)	(116,021)
NET INCOME	$ 62,231	$ 296,628

Notes to financial statements form an integral part of these statements

Veritrust Financial, L.L.C.

Statements of Changes in Members' Equity

For the Years Ended December 31, 2008 and 2007

	Members' Contributed Equity					
	Class A	Class B	Class C	Total	Retained Deficit	Total
Balance at December 31, 2006	$ 300,000	$ 3,000,000	$ 2,316,500	$ 5,616,500	$ (4,368,574)	$ 1,247,926
Net income	-	-	-	-	296,628	296,628
Balance at December 31, 2007	$ 300,000	$ 3,000,000	$ 2,316,500	$ 5,616,500	$ (4,071,946)	$ 1,544,554
Capital distributions	-	(300,000)	-	(300,000)	-	(300,000)
Net income	-	-	-	-	62,231	62,231
Balance at December 31, 2008	$ 300,000	$ 2,700,000	$ 2,316,500	$ 5,316,500	$ (4,009,715)	$ 1,306,785

Notes to financial statements form an integral part of these statements

Veritrust Financial, L.L.C.

Statements of Cash Flows

For the Years Ended December 31, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 62,231	$ 296,628
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization expense	5,354	24,288
Depreciation expense	6,396	9,145
Decrease in prepaid expenses	14,509	17,506
(Increase) decrease in other assets	178,256	(51,496)
Increase (decrease) in accounts payable	(50,187)	39,353
Increase (decrease) in accrued expenses	(196,226)	51,225
NET CASH PROVIDED BY OPERATING ACTIVITIES	20,333	386,649
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment	(274,077)	(6,112)
Purchase of certificate of deposit	-	(79,810)
Proceeds of matured certificate of deposit	79,810	-
NET CASH USED BY INVESTING ACTIVITIES	(194,267)	(85,922)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital distributions	(300,000)	-
NET CASH USED BY FINANCING ACTIVITIES	(300,000)	-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(473,934)	300,727
CASH AND CASH EQUIVALENTS, beginning of year	890,539	589,812
CASH AND CASH EQUIVALENTS, end of year	$ 416,605	$ 890,539

Notes to financial statements form an integral part of these statements

Notes to Financial Statements

Veritrust Financial, L.L.C.

Notes to Financial Statements

December 31, 2008 and 2007

Note 1: Summary of Significant Accounting Policies

Nature of Operations

Veritrust Financial, L.L.C. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company's activities are regulated by the NASD and Securities Exchange Act of 1934. In July 2007, NASD changed its name to Financial Industry Regulatory Authority, Inc., or FINRA. The Company is a Texas limited liability corporation.

Federal Income Taxes

The Company is organized as a limited liability company (L.L.C.) and has elected to be treated as a partnership for Federal income tax purposes. As such, the Company is not, in general, subject to Federal income tax, but rather income and expenses are passed through to the members, who must report the income and expenses on their respective income tax return.

The Company is subject to the Texas Gross Margin Tax. The total estimate of the Company's Texas Gross Margin Tax for the years ended December 31, 2008 and 2008 was $477 and $310, respectively. The Company has a tax credit derived from prior year net losses of $4,071,946 and $4,368,575 as of December 31, 2008 and 2007, respectively. The tax credit is used to reduce the Texas Gross Margin tax.

Revenue Recognition

Security transactions (and related commission revenue and expense) by the Company are recorded on a trade date basis.

Fixed Asset and Intangibles

Depreciation for fixed assets is provided for financial purposes using the straight-line method over five to seven years.

Amortization for intangibles with definite lives is computed on a straight-line method over five years. Intangibles with indefinite useful lives are not amortized but tested at least annually for impairment. The Company's intangibles which are amortized represent developed software and payroll slot rights. These intangibles are being amortized over five years. The Company's intangibles which are not amortized represent rights to sales representative.

Note 1: Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and equivalents include cash on hand and highly liquid debt instruments with original maturities of three months or less.

Cash deposits exceeded the federal deposit insurance corporation limit by approximately $164,813 and $782,071, respectively, for the years ended December 31, 2008 and 2007.

Restricted Cash

Restricted cash consists of the Company's clearing deposit with its clearing broker. Such amounts are not available for operating purposes.

Short-Term Investments

Pershing certificates of deposit are classified as held to maturity and recorded at their fair value.

Members' Equity

The Company is authorized to issue three classes of membership interests. Class A Membership Interests are voting membership interests. Class B Membership Interests are non-voting membership interests entitled to a six percent cumulative, preferential return on any distribution or dissolution. Class B Membership Interests are convertible into Class A Membership Interests in a 1:1 ratio, based on percentage interest, not monetary contribution, at any time following the third anniversary of their issuance. Class C Membership Interests are voting membership interests that may be issued only to managers, officers or full-time employees subject to forfeiture or indenture upon their termination of position, office, or employment with the Company. Class C Membership Interests will be entitled to all the privileges and responsibilities granted to the Class A Membership Interests.

Ownership interests are as follows:

Class	Ownership Percentage
A	81%
B	9%
C	10%

Note 1: Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising

Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2008 and 2007 was $0 and $306, respectively.

Employees

The Company entered into an arrangement with Administaff Companies II, L.P., to provide personnel management services to us. This service is provided through a co-employment relationship between the Company and Administaff, under which all of the Company's employees are employed by both the Company and Administaff. In addition, the Company outsourced the human resources function to Administaff.

Reclassification

Certain amounts have been reclassified from the prior year to conform to the current year presentation.

Note 2: Operating Leases

The Company leases office space and office equipment under several non-cancelable operating leases. Rental expense for office space for the years ended December 31, 2008 and 2007 amounted to $92,113 and $90,874, respectively. Rental expenses relating to leased office equipment amounted to $54,105 and $42,518, for the years ended December 31, 2008 and 2007, respectively. Future minimum lease payments in excess of one year at December 31, 2008, are as follows:

2009	$ 116,247
2010	19,410
2011	18,540
2012	6,180
2013	-
	$ 160,377

Note 3: Fixed Assets and Intangibles

The classes of fixed assets and intangibles and the related accumulated depreciation and amortization are as follows:

	Cost	Accumulated Depreciation/ Amortization	Net
		2008	
Fixed Assets:			
Equipment	$ 369,478	$ 361,202	$ 8,276
Furniture	10,197	8,452	1,745
Other	24,985	24,555	430
Total	$ 404,660	$ 394,209	$ 10,451
Intangibles:			
Software Development-Amortized	$ 326,234	$ 324,321	$ 1,913
Payroll Slots Rights - Amortized	270,000	4,500	265,500
Rights to Sales Representatives-Unamortized	495,197	-	495,197
Total	$ 1,091,431	$ 328,821	$ 762,610
		2007	
Fixed Assets:			
Equipment	$ 372,682	$ 361,486	$ 11,196
Furniture	8,664	7,090	1,574
Other	24,469	24,469	-
Total	$ 405,815	$ 393,045	$ 12,770
Intangibles:			
Software Development-Amortized	$ 332,734	$ 329,967	$ 2,767
Rights to Sales Representatives-Unamortized	495,197	-	495,197
Total	$ 827,931	$ 329,967	$ 497,964

Depreciation expense for the years ended December 31, 2008 and 2007 was $6,396 and $9,145, respectively.

Note 3: Fixed Assets and Intangibles (Continued)

Amortization expense for the years ended December 31, 2008 and 2007 was $5,354 and $24,288, respectively. Future estimated amortization expense for intangible assets is as follows:

2009	$ 54,757
2010	54,757
2011	54,757
2012	50,142
	$ 214,413

Note 4: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008 and 2007, the Company had net capital of $446,397 and $993,117, respectively. The Company's ratio of aggregate indebtedness to net capital was .76 to 1 at December 31, 2008 and .59 to 1 at December 31, 2007.

Note 5: Related Party Transactions

In June 2008 and 2007, the Company entered into an agreement with a related party for its errors and omission insurance premium. The related party assumed all liability from the financing of the errors and omission premiums in exchange for monthly payments from the Company. The Company's President and CEO owns 100% of the related party. Under this arrangement, in 2008, the Company paid one down payment of $24,491 at the beginning of the policy term and ten monthly payments of $16,086 each, commencing on June 1, 2008 and continuing monthly there after. In 2007, the Company paid a down payment of $39,000 at the beginning of the policy term and ten monthly payments of $17,864 each, commencing on June 1, 2007. The related party has the right to cancel and terminate the policy if payment is not received from the Company. As of December 31, 2008, the Company owed the related party $-0-.

The Company also provided administrative services to this related party during 2008 and 2007. The Company recorded $25,640 for services income for the year ended December 31, 2008 and $17,640 for services income for the year ended December 31, 2007.

Note 5: Related Party Transactions (Continued)

On November 15, 2008, the Company and the same related party entered into an agreement for the Company to repurchase certain marketing rights and related payroll deduction authority for 403(b) plans with school districts across the United States for $270,000. Those rights were initially sold to the related party by the Company for $250,000 on September 30, 2005.

Americo Life Insurance Company ("Americo"), an unrelated third party, also has certain marketing rights with the same school districts that remain in place until September 30, 2013. Americo pays the related party discussed above $10,000 per month for those marketing rights and related processing of 403(b) contributions that the related party receives on their behalf.

At the same time the Company and the related party entered into the purchase agreement they also executed a service agreement whereby the related party will retain the responsibility for servicing the payroll deductions on behalf of Americo for a fee of $5,000 per month. The remaining $5,000 per month will be paid to the Company.

As a result of this transaction the Company will have an intangible asset of $270,000 that will be amortized over 5 years and gross income will increase by $5,000 per month over the agreement that was in place prior to this transaction. The intangible asset will be considered non-allowable towards regulatory capital under FINRA guidelines and there is no guarantee that Americo will continue to use the marketing rights or continue the payment of the service fee over the remaining 5 years.

Note 6: Commitments and Contingencies

Market Risks and Credit Risks

In the normal course of business, the clearing broker and the Company's activities will involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The clearing broker, through which accounts are introduced, and the Company will seek to control the risks associated with their customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company is contingently liable for any customer account deficits with the clearing broker which are not otherwise satisfied. The clearing broker and the Company will monitor required margin levels daily and, pursuant to such guidelines, will require customers to deposit additional collateral or to reduce positions where necessary.

Supplemental Information

PS&Co.

Padgett Stratemann & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

Independent Auditors' Report on Supplemental Information Required By Rule 17a-5 of the Securities and Exchange Commission

Members and Managers of
Veritrust Financial, L.L.C.
Austin, Texas

We have audited the accompanying financial statements of Veritrust Financial, L.L.C. as of and for the year ended December 31, 2008, and have issued our report thereon dated February 11, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Padgett, Stratemann & Co., L.L.P.

February 11, 2009
Austin, Texas

Veritrust Financial, L.L.C.

Computation of Net Capital, Aggregate Indebtedness and
Ratio of Aggregate Indebtedness to Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2008

TOTAL MEMBERS' EQUITY	$ 1,306,789
Deductions:	
Non-allowable assets:	
Fixed asset, net of accumulated depreciation	(10,451)
Intangible, net of accumulated amortization	(762,610)
Prepaid expenses	(24,491)
Unsecured receivable and other assets	(62,840)
Total Net Capital	$ 446,397
AGGREGATE INDEBTEDNESS	
Accrued expenses	$ 341,068
Total Aggregate Indebtedness	$ 341,068
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required of broker-dealer (6-2/3% of total aggregate indebtedness)	$ 22,737
Minimum dollar net capital requirement of broker-dealer	$ 50,000
Net capital requirement (greater of two above)	$ 50,000
Net capital over the required minimum	$ 396,397
Ratio: Aggregate indebtedness of net capital	.76 to 1

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2008, filed with the Securities and Exchange Commission by the Partnership on Part II A of Form X-17a-5.

See auditors' report on supplemental information

Veritrust Financial, L.L.C.

Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2008

The Company is exempt from reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as the Company does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers and clears all transactions with and for customers on a fully disclosed basis with the clearing broker, Pershing LLC, which carries all of the accounts of customers.

During the year ended December 31, 2008, in the opinion of management, the Partnership has complied with the conditions for exemption specified in paragraph (k)(2)(ii) of Rule 15c3-3.

See auditors' report on supplemental information

Report on Internal Control Structure

PS&Co.

Padgett Stratemann & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

Independent Auditors' Report on Internal Control Structure Required By SEC Rule 17a-5

Managers and Members of
Veritrust Financial, L.L.C.
Austin, Texas

In planning and performing our audit of the financial statements and supplemental information of Veritrust Financial, L.L.C. (the Company) for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company (including tests of such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, or obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Padgett, Stratemann & Co., L.L.P.

February 11, 2009
Austin, Texas